Layne Christensen Company
1900 Shawnee Mission Parkway • Mission Woods, Kansas 66205 • (913) 362-0510 • Fax: (913) 362-0133
JERRY W. FANSKA
V.P. Finance - Treasurer
September 29, 2005
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: John Cash, Accounting Branch Chief

Re:	Layne Christensen Company Form 10-K for the Fiscal Year Ended January 31, 2005 Forms 10-Q for the Fiscal Quarters Ended April 30, 2005 and July 31, 2005 File No. 000-20578
Ladies and Gentlemen:
On behalf of Layne Christensen Company (the “Company”), this letter responds to the September 15, 2005 letter the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided in respect of the filings noted above. The Company’s responses are as follow. These responses are provided under the same captions as contained in the Staff’s September 15, 2005 letter.
Staff Comment
Form 10-K for the Fiscal Year Ended January 31, 2005
Item 6 — Selected Financial Data, page 19
1.	In future annual filings, please present income (loss) from continuing operations per common share as required by Item 301 of Regulation S-K.
Company’s Response
We will include disclosure of income (loss) from continuing operations per common share in future filings.
Staff Comment
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21
Unallocated Corporate Expenses, page 29

Securities and Exchange Commission
September 29, 2005

2.	Please supplementally tell us which expenses are included in unallocated corporate expenses and your rationale for categorizing these expenses in this manner in lieu of allocating them to a reportable segment.
Company’s Response
Unallocated corporate expenses consist primarily of general and administrative functions performed on a company-wide basis and benefiting all operating segments. These costs include accounting, financial reporting, internal audit, safety, treasury, corporate and securities law, tax compliance, certain executive management (chief executive officer, chief financial officer and general counsel) and board of directors.
Allocating these indirect costs to operating segments would require an imprecise allocation methodology or an extensive cost/time tracking system. Such a tracking system would likely still result in a layer of corporate governance costs requiring allocation. Reporting these costs as unallocated corporate expenses is consistent with the way they are managed by the Company’s primary decision makers and the Company believes is consistent with the spirit of the provisions of FAS 131 paragraph 10 as they relate to segment reporting.
Staff Comment
Financial Statements, page 41
Note 9 — Income Taxes, page 64
3.	Reference is made to the federal income tax matters referred to in the last paragraph of Note 9. If these matters have not yet been resolved, please tell us the current status, the nature of the overall issue, the specific issues causing the delay in resolution, the actions necessary on the part of the Internal Revenue Service and/or the company, the amount of potential exposure and the amount of any accruals. Tell us the basis for your belief that the Internal Revenue Service will grant relief and that the ultimate outcome of the federal income tax return audits will not result in a material impact on the your consolidated results of operations or financial position. It is unclear from your disclosure whether you hold the same belief with respect to the impact of the resolution on your cash flows.
Company’s Response
The Company has submitted a request for administrative relief pursuant to Treasury Regulation Section 9100 with the National Office of the Internal Revenue Service (“IRS”). The Company has requested an extension of time to file certain elections and annual certification statements relating to tax losses which were included in its federal tax returns that were incurred by foreign subsidiaries which are treated as

Securities and Exchange Commission
September 29, 2005

foreign branches for US tax purposes. The elections and annual certification statements were inadvertently omitted from the Company’s federal income tax returns filed for the tax years ending January 31, 2000, 2001 and 2002. The potential tax exposure on the disallowed losses approximates $7 million.
The IRS has confirmed receipt of the request from the Company, and the Company is waiting for the IRS to act on the request. Based on discussions with the IRS, the Company believes that a response to this request will be received in the next twelve months.
The Company believes the merits of its request are consistent with the tax rules which would allow the IRS to grant the requested administrative relief. In the event the requested relief is granted, the Company will file the necessary elections and certification statements and the losses as claimed in the returns will be allowed. The Company and its advisors are aware that the IRS has routinely granted administrative relief to other companies making similar requests.
The Company believes that the relief will be granted and as a result has concluded that there is a remote likelihood of not obtaining the required ruling. Therefore, the company has not accrued any related amounts. The Company believes the ultimate outcome of the federal audits will not result in a material impact on the Company’s consolidated results of operations, financial position, or cash flows. The Company believes the existing disclosures are adequate as filed.
Staff Comment
Exhibit 31 — Section 302 Certifications
4.	Please revise the section 302 certifications in your Form 10-K for fiscal year ended January 31, 2005 and Forms 10-Q for fiscal quarters ended April 30, 2005 and July 31, 2005 to conform to the exact wording as indicated in Item 601(B)(31) of Regulation S-K. Specifically refer to certification #4 and include:
•	the reference in the lead-in sentence to “internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))” in both Forms 10-K and 10-Q; and

•	in your Form 10-K, paragraph (b) should state that you have “designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under your supervision...”
In doing so, please re-file your Forms 10-K and 10-Q.

Securities and Exchange Commission
September 29, 2005

Company’s Response
The referenced section 302 certifications have been revised and the respective 10-K and 10-Q’s will be re-filed upon obtaining the staff’s confirmation that the responses contained in this letter are satisfactory.
Staff Comments
Form 10-Q for the Fiscal Quarter Ended July 31, 2005
Note 8 — Contingencies, page 15
5.	We note your disclosure included in the above referenced note as well as in Item 3 and Note 15 of your Form 10-K for the year ended January 31, 2005. In neither case is a discussion of any specific matter provided. Your disclosure indicates that “the resolution of any of these matters may have an impact on the financial results for the period in which the matter is resolved.” We assume that this statement implies a “material impact” on the financial results. However, you continue and state that “the Company believes that the ultimate disposition of these matters, will not, in the aggregate, have a material adverse effect upon its business or consolidated financial position, results of operations or cash flow.” The disclosure provided, in some respects, appears contradictory. Please clarify, as appropriate. Tell us about any matters whose ultimate resolution is at least reasonably possible to have a material impact to you. You should include all disclosures required by SFAS No. 5, Accounting for Contingencies. In addition, management’s discussion and analysis should include a discussion of known events and uncertainties using the two-part assessment discussed in section 501.02 of the SEC Codification of Financial Reporting Policies.
Company’s Response
The referenced disclosures regarding contingencies are with regards to general claims and litigation, none of which the Company believes is reasonably possible to have a material impact on the Company’s business, financial position, results of operations or cash flows. The Company will revise its disclosure in future filings to clarify the apparent contradiction to which the examiner refers as follows:
“The Company is involved in various matters of litigation, claims and disputes which have arisen in the ordinary course of the Company’s business. The Company believes that the ultimate disposition of these matters will not, individually and in the aggregate, have a material adverse effect upon its business or consolidated financial position, results of operations or cash flows.”
In assessing its disclosures, the Company, among other things, considers the requirements of SFAS No. 5, and the provisions of section 501.02 of the Commission

Securities and Exchange Commission
September 29, 2005

Codification of Financial Reporting Policies. The Company does not believe any additional disclosures are necessary in its financial statements or management’s discussion and analysis as a material effect is not reasonably likely to occur.
In connection with these responses, the Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
The Company appreciates the Staff’s efforts in assisting the Company in its compliance with the applicable disclosure requirements and in enhancing the overall disclosure in its filings. Should the Staff have any comments on the contents of this letter, please contact the undersigned at 913-677-6858.
Sincerely,
/s/ Jerry W. Fanska
Jerry W. Fanska
Vice President — Finance and Treasurer